*Eaton Vance Investment Inc

Kirkpatrick & Lockhart LLP

JEFFREY B. MALETTA
(202) 778-9062
Fax: 202-778-9100
jmaletta@kl.com

1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
www.kl.com

03044077

December 10, 2003

40-33
Branch 16
811-04443

RECD S.E.C.
DEC 10 2003
1086

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM
BY

BY HAND

Public Filing Room
United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: *Michelle Yameen v. Eaton Vance Distributors Inc., derivatively on behalf of Eaton Vance Tax Managed Growth Fund 1.1*
Civil Action No. 03-12437-RCL (U.S. District Court, Massachusetts)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Enclosed please find a copy of the Complaint in the above-referenced civil action filed in the United States District Court for the District of Massachusetts.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Jeffrey B. Maletta

JBM/bs
Enclosures

cc: Alan R. Dynner, Esq.

PROCESSED
SEP 13 2004
THOMSON
FINANCIAL

DC-610030 v1 0950000-102

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

MICHELLE YAMEEN, Plaintiff, VS. EATON VANCE DISTRIBUTORS, INC., Defendant, and EATON VANCE TAX-MANAGED GROWTH FUND 1.1, Nominal Defendant.	Civil Action No. JURY TRIAL DEMANDED 03-12487

DERIVATIVE COMPLAINT

Plaintiff, through her attorney, alleges upon information and belief, except as to the allegations which pertain to the plaintiff and her counsel, which are alleged upon personal knowledge. Plaintiff's information and belief are based, *inter alia*, on the investigation made by her attorneys.

INTRODUCTION

This is an action brought by the Plaintiff against the Defendant, Eaton Vance Distributors, Inc. derivatively on behalf of the Eaton Vance Tax-Managed Growth Fund 1.1 (the "Fund") for breach by the Defendant of its fiduciary duty to the Fund and the Fund's shareholders and for violation of Section 36(b) of the Investment Company Act of 1940 (the "Investment Company Act"), 15 U.S.C. §80a-35(b). The Plaintiff alleges herein that the

Defendant has breached its fiduciary duty to the Fund and its shareholders and violated Section 36(b) of the Investment Company Act by charging and receiving from the Fund, Rule 12b-1 distribution fees (the "Distribution Fees") which are excessive. Plaintiff seeks recovery for the Fund, from the Defendant, of the excessive fees paid by the Fund to the Defendant.

JURISDICTION AND VENUE

1. This action arises under and is brought pursuant to Section 36(b) of the Investment Company Act.

2. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §1331.

3. Venue is proper in this district pursuant to Section 44 of the Investment Company Act and 28 U.S.C. §1391(b), because the Fund is organized pursuant to Massachusetts law and because the Defendant maintains its principal place of business and transacts business in this district and many of the acts complained of herein occurred in substantial part in this district.

4. In connection with the acts alleged in this Complaint, Defendant, directly or indirectly, used the means and instrumentalities of interstate commerce including, but not limited to, the mails and the interstate telephonic voice and data communications.

PARTIES

5. The Plaintiff Michelle Yameen owns 613.372 Class B shares of the Fund.

6. The Defendant, Eaton Vance Distributors, Inc. (the "Defendant" or "Distributors") is the principal underwriter of the Fund, and it is a direct or indirect wholly-owned subsidiary of Eaton Vance Corporation. The Defendant is an "affiliated company" and "affiliated person" of Boston Management and Research ("BMR"), the Fund's investment advisor, as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. The Defendant is an affiliated person of BMR as that term is used in Section 36(b) of the Investment Company Act.

7. The Nominal Defendant, Eaton Vance Tax-Management Growth Fund 1.1 (the "Fund"), is a series of Eaton Vance Mutual Funds Trust (the "Trust"), which is an open - end investment management company registered under the Investment Company Act. The Trust is a Massachusetts business trust.

FACTS REGARDING THE FUND

8. The business and affairs of the Trust and of the Fund are purportedly managed under the direction of the Trust's Board of Trustees. There are seven trustees who are the members of the Trust's Board of Trustees.

9. Two of those Trustees, Jessica M. Bibliowicz and James B. Hawkes, are considered by the Trust to be "interested persons" and hence, not noninterested trustees of the Trust. They have been trustees of the Trust since 1998 and 1991, respectively.

10. The other current trustees of the Trust (and the dates they began serving as trustees of the Trust) are: Samuel L. Hayes (1986), Norton H. Reamer (1986), Lynn A. Stout (1998), William H. Park (June 6, 2003) and Ronald A. Pearlman (July 1, 2003).

11. From 1984 through June 6, 2003, Jack L. Treynor was a trustee of the Trust.

12. From 1986 through July 1, 2003, Donald R. Dwight was a trustee of the Trust.

13. The past and present trustees of the Trust identified in the three preceding paragraphs have been designated by the Fund as persons who are not an interested person of the Trust, as defined in the Investment Company Act, and hence, they have been designated by the Fund as "Noninterested" trustees. Those Trustees are hereinafter, collectively referred to as the "'Noninterested' Trustees" of the Trust and the Fund during the time that they served as trustees. The use of those terms to refer to those trustees is based upon that designation by the Fund, and is not a statement by Plaintiff that those Trustees have been properly designated as noninterested trustees, under the Investment Company Act.

14. The trustees of the Trust identified in the five preceding paragraphs are sometimes collectively referred to herein as the "Trustees" or the "Board of Trustees" of the Trust and the Fund during the time that they served as trustees.

15. For all purposes under the Investment Company Act and SEC Rule 12b-1 promulgated thereunder, the Board of Trustees of the Trust constitute the "board of directors" of the Trust and the Fund as the term "board of directors" is used in the Investment Company Act and Rule 12b-1.

16. For all purposes under the Investment Company Act and SEC Rule 12b-1, the Trustees are the "directors" of the Trust and the Fund as the term "directors" is used

in the Investment Company Act and Rule 12b-1.

17. The "Noninterested" Trustees are the directors or trustees of numerous trusts which are part of the Eaton Vance complex, which trusts have between 171 and 191 portfolios.

18. The Investment advisor for the Fund is Boston Management and Research. BMR is a subsidiary of Eaton Vance Management. BMR is directly or indirectly controlled and owned by Eaton Vance, Inc. and Eaton Vance Corporation.

19. BMR is the "investment advisor" to the Fund, as that term is defined in Section 2(a)(20) of the Investment Company Act, and as that term is used in Section 36(b) of the Investment Company Act. BMR is an "affiliated company" and an "affiliated person" of the Defendant Distributors as those terms are defined in Sections 2(a)(2) and 2(a)(3)(C) of the Investment Company Act. BMR is an affiliated person of the Defendant as that term is used in Section 36(b) of the Investment Company Act.

SUBSTANTIVE ALLEGATIONS

The Excessive Rule 12b-1 Distribution Fees

20. From its inception on March 28, 1996 through February 28, 2001, shares of the Fund could be purchased by the public, including persons or entities which were already shareholders of the Fund and persons and entities which were not yet shareholders of the Fund.

21. As of March 1, 2001, the Fund ceased offering and selling shares of the Fund to any investors who were not already shareholders of the Fund. In the industry, this is

referred to as "closing" the Fund to new investors.

22. Accordingly, since March 1, 2001, no shares of the Fund have been sold to any investors who were not shareholders of the Fund prior to March 1, 2001. Likewise, since March 1, 2001, the only sales by the Fund of its shares have been to persons or entities which were shareholders of the Fund prior to March 1, 2001.

23. The period from March 1, 2001 to the present is sometimes referred to herein as the "Closed To New Investors Period."

24. SEC Rule 12b-1 permits, subject to specified requirements, the establishment by a registered open-end management investment company of a Rule 12b-1 plan and the entering into by a registered open-end management company, a Rule 12b-1 agreement, which plan and agreement provide for the payment by the registered open-end management investment company for activities which are primarily intended to result in the sale of shares issued by such company, including, but not necessarily limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature.

25. SEC Rule 12b-1 requires that:

a. any Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable at any time by a vote of a majority of the disinterested directors of the investment company;

b. any agreement to implement a Rule 12b-1 plan providing for distribution payments to be made by a registered open-end management investment company, must be terminable, without penalty, on 60 days notice by a vote of a majority of the disinterested directors of the investment company;

c. any Rule 12b-1 plan or agreement to implement such a plan, which provides that it shall continue in effect for more than one year, must provide that such continuance be specifically approved, at least annually, by a majority of the board of directors and a majority of the disinterested directors;

d. directors of an investment company may not approve the implementation or the continuation of a Rule 12b-1 plan, unless they conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the Investment Company Act, that there is a reasonable likelihood that the plan will benefit the investment company and its shareholders.

26. In light of the lack of any public sales or distribution of shares of the Fund since March 1, 2001, the costs incurred by the Defendant Distributors or any other affiliated company of the Defendants since March 1, 2001, for any activity which was or will be primarily intended to result in the sale of shares issued by the Fund since March 1, 2001, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature, have been and will continue to be minimal.

27. The Fund enacted a plan (the "Plan") purportedly pursuant to SEC Rule 12b-1, pursuant to which the Fund would pay the Defendant Distributors an annual Distribution Fee (calculated daily) equal to .75% of the net asset value of the Fund's Class B and C shares.

28. The Plan was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Noninterested" Trustees.

29. The Fund also entered into an agreement with the Defendant Distributors (the "Agreement"), pursuant to the Plan and purportedly pursuant to Rule 12b-1, pursuant to which the Fund would pay the Defendant Distributors an annual Distribution Fee (calculated daily and paid monthly) equal to .75% of the net asset value of the Fund's Class B and C shares.

30. The Agreement was approved by a unanimous vote of the Board of Trustees of the Fund and by a unanimous vote of the "Noninterested" Trustees of the Fund.

31. The Plan and Agreement both provide (as required by Rule 12b-1(b)(3)(i)) that they may continue for more than one year only if they are specifically approved by a vote of the Board of Trustees and by a vote of the "Noninterested" Trustees, at least annually.

32. On information and belief, the Trustees and the "Noninterested" Trustees, specifically voted unanimously to continue the Plan and the Agreement, at least annually since their original approval of the Plan and the Agreement.

33. On information and belief, the Trustees, at least quarterly since the adoption of the Plan and the Agreement, have received and reviewed a written report of the amount paid by the Fund to the Defendant Distributors and the purposes for which such expenditures were made. The Trustees did not vote to discontinue or terminate the Plan or the Agreement after any of those reviews.

34. Since March 1, 2001, when the Fund ceased selling shares to the general public, the Fund has been charged by, and has paid to, the Defendant Distributors,

pursuant to the Plan and the Agreement, a Distribution Fee (calculated daily and paid monthly) equal to .75% of the net asset value of the Fund's Class B and C shares per year. During its fiscal year ended December 31, 2001, the Fund paid the Defendant Distributors approximately $35,655,000 in Distribution Fees. During its fiscal year ended December 31, 2002, the Fund paid the Defendant Distributors approximately $28,452,000 in Distribution Fees. Plaintiff estimates that the Fund, since December 31, 2002, continued to pay the Defendant Distributors approximately the same periodic amounts for Distribution Fees as it did during its fiscal year ended December 31, 2002. Accordingly, the Plaintiff estimates that the Fund has paid the Defendant Distributors approximately $28,452,000 in Distribution Fees during the one-year period prior to the filing of this Complaint and approximately $85,000,000 in Distribution Fees since March 1, 2001, when the Fund ceased selling shares to the general public.

35. The Distribution Fees paid by the Fund to the Defendant Distributors during the Closed To New Investors Period were excessive, because those payments materially exceeded the expenses incurred by the Defendant Distributors during that time period, which expenses were incurred primarily to result in the sale of shares issued by the Fund during that time period, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of the Defendant Distributors during the Closed To New Investors Period were minimal.

36. Plaintiff estimates that the Fund, after the filing of this Complaint, will continue to pay the Defendant Distributors approximately the same periodic amounts for Distribution

Fees as it did during its fiscal year ended December 31, 2002. Accordingly, the Plaintiff estimates that the Fund will pay the Defendant Distributors, each month after the filing of this Complaint, approximately $2,370,000 in Distribution Fees.

37. The Distribution Fees that will be paid by the Fund to the Defendant Distributors after the filing of this Complaint will be excessive, because those payments will materially exceed the expenses that will be incurred by the Defendant Distributors after the filing of the Complaint which expenses will be incurred primarily to result in the sale of shares issued by the Fund after the filing of this Complaint, including, but not limited to, advertising, compensation of underwriters, dealers, and sales personnel, the printing and mailing of prospectuses to other than current shareholders, and the printing and mailing of sales literature. In fact, as explained above, those expenses of Defendant Distributors after the filing of this Complaint, will be minimal.

38. In light of the fact that no sales of Fund shares have been, or will be, made to the public after March 1, 2001, the continuation of the Fund's Plan and the Fund's Agreement with the Defendant Distributors, after March 1, 2001 was (and continues to be) without any reasonable basis because there was (and continues to be) no reasonable likelihood that the continuation of the Plan and the Agreement during that time period would benefit the Fund and its shareholders.

39. In light of the fact that no sales of Fund shares have been, or will be, made to the public after March 1, 2001, the payment by the Fund of the above referenced distribution fees since March 1, 2001, was (and continues to be) without any reasonable basis because there was (and continues to be) no reasonable likelihood that the payment by the Fund of the above-referenced Distribution Fees to the Defendant Distributors during

that time period would benefit the Fund and its shareholders.

40. The Trustees of the Fund have a fiduciary duty to the Fund and its shareholders.

41. By approving of the continuation of the Plan and the Agreement since March 1, 2001, in light of the fact that there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after March 1, 2001, would benefit the Fund and its shareholders, the Trustees breached their fiduciary duty to the Fund and its shareholders and breached their obligations under SEC Rule 12b-1(e).

42. By failing to terminate the Plan and Agreement since March 1, 2001, in light of the fact that there was no reasonable likelihood that payment by the Fund of the Distribution Fees set forth in the Plan and the Agreement after March 1, 2001, would benefit the Fund and its shareholders, the Trustees breached their fiduciary duty to the Fund and its shareholders and breached their obligations under SEC Rule 12b-1(e).

43. As an affiliated company of BMR, the Fund's investment advisor, the Defendant Distributors has a fiduciary duty to the Fund and its shareholders. Furthermore, as an affiliated company of BMR, the Defendant Distributors is liable under Sec. 36(b) of the Investment Company Act to the Fund for excessive compensation or payments paid to it by the Fund.

44. By collecting excessive Distribution Fees from the Fund since March 1, 2001, Distributors breached its fiduciary duty to the Fund and its shareholders and is liable for those excessive Distribution Fees paid to it by the Fund pursuant to Sec. 36(b) of the Investment Company Act.

45. By continuing to collect excessive Distribution Fees from the Fund after the filing of this Complaint, Distributors continues to breach its fiduciary duty to the Fund and its shareholders and to violate Sec. 36(b) of the Investment Company Act and is liable for those excessive Distribution Fees that will be paid to it by the Fund pursuant to Sec. 36(b) of the Investment Company Act..

46. This action is brought by the Plaintiff, derivatively, on behalf of the Fund, pursuant to Rule 36(b) of the Investment Company Act. Accordingly, the Plaintiff was not required to, and has not, made demand upon the Trustees of the Fund to bring this action on behalf of the Fund. *See, Daily Income, Inc. v. Fox*, 464 U.S. 523, 104 S.Ct. 831 (1984).

COUNT I

Against the Defendant Distributors for Breach of Fiduciary Duty and For Violation of Sec. 36(b) of the Investment Company Act

47. The Plaintiff repeats and realleges all of the preceding paragraphs in this Complaint.

48. The Defendant Distributors is liable to the Fund for breach of its fiduciary duty to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act.

49. The Fund has been damaged by the Defendant Distributor's breach of its fiduciary duty to the Fund and its shareholders and by its violation of Sec. 36(b) of the Investment Company Act.

50. Pursuant to Sec. 36(b) of the Investment Company Act, the Defendant Distributors is liable to the Fund for the amount of excessive Distribution Fees paid to the

Defendant Distributors by the Fund Fees during the period beginning one year prior to the filing of this complaint.

WHEREFORE: Plaintiff prays this Honorable Court to:

A. Find the Defendant liable for breach of its fiduciary duties to the Fund and its shareholders and for violation of Sec. 36(b) of the Investment Company Act;

B. Declare that the Distribution Fees that have been changed during the period beginning one year prior to the filing of this complaint, and continue to be charged by the Defendant, are excessive;

C. Issue a permanent injunction, enjoining the Defendant from continuing to charge the Distribution Fees which this Court finds to be excessive;

D. Determine and award to the Fund the amount of excessive Distribution Fees that the Defendant has received from the Fund during the period beginning one year prior to the filing of this complaint;

E. Award the Plaintiff her reasonable attorneys fees and costs; and

F. Any other further relief which this Court finds just and proper.

Dated: December 2, 2003

Submitted by the attorneys for the Plaintiff,

Edward F. Haber BBO No. 215620
Christine E. Morin BBO No. 600237
Shapiro Haber & Urmy LLP
75 State Street
Boston, MA 02109
(617) 439-3939

OF COUNSEL:
Richard J. Vita BBO No. 510260
77 Franklin Street, 3rd Fl.
Boston, MA 02110
(617) 426-6566

DECLARATION

Now comes Michelle Yameen, and she hereby deposes and says:

1. I am the Plaintiff in the action entitled *Michelle Yameen v. Eaton Vance Distributors, Inc., Defendant, derivatively on behalf of Eaton Vance Tax-Managed Growth Fund 1.1, Nominal Defendant.*

2. I have reviewed the Derivative Complaint in the action. The allegations in paragraph five of the Complaint are true and accurate to the best of my knowledge and belief.

Signed and sworn to this 26th day of Nov, 2003, under the pains and penalties of perjury under the laws of the United States.

Michelle Yameen